Exhibit (a)(11)
EMERSON TENDER OFFER FOR AVOCENT TO EXPIRE ON DECEMBER 10
NO FURTHER EXTENSIONS EXPECTED
ST. LOUIS, MO, December 9, 2009 — As previously announced, on October 15, 2009, Emerson (NYSE: EMR) commenced a tender offer to acquire all of the outstanding shares of common stock of Avocent Corporation (NASDAQ: AVCT) for $25.00 per share in cash, without interest, less certain applicable taxes. The offer is currently scheduled to expire at 5:00 p.m., EST, on Thursday, December 10, 2009. While there can be no assurance that the tender offer conditions will be satisfied on December 10, 2009, Emerson does not expect that the offer will need to be extended beyond its current expiration date.
About Emerson
Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Emerson’s sales in fiscal 2009 were $20.9 billion. Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.
Forward-looking statements
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) economic and currency conditions; (2) market demand; (3) pricing; (4) competitive and technological factors; (5) the risk that the transaction may not be consummated; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the risk that Avocent will not be integrated successfully into Emerson; and (8) the risk that revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected.
Additional Information and Where to Find it
This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Avocent common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Emerson with the Securities and Exchange Commission (SEC) on October 15, 2009. Avocent also has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials by contacting the information agent for the tender offer, Morrow & Co., LLC, at (800) 607-0088 (toll-free).

Contact:	Mark Polzin (314) 982-1758 or William Walkowiak (314) 982-8622